CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,940,500	$225.49

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933

January 2015 Pricing Supplement No. 217 Registration Statement No. 333-190038 Dated January 30, 2015 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM
Unlike conventional debt securities, the Market-Linked Notes (the “notes”) will pay no interest and provide for a minimum payment at maturity of the stated principal amount. If the final underlier value is greater than the initial underlier value, at maturity investors will receive the stated principal amount of their notes plus 100% of the appreciation of the underlier, subject to the maximum payment at maturity. However, if the final underlier value is less than or equal to the initial underlier value, at maturity investors will receive the stated principal amount. These long-dated notes are for investors who are concerned about principal risk but seek an equity-index-based return, and who are willing to forgo current income and upside above the maximum payment at maturity in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are unsecured and unsubordinated debt obligations of Barclays Bank PLC, and any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. See “Risk Factors — Credit of issuer” in this document.
FINAL TERMS
Issuer:	Barclays Bank PLC
Underlier:	Dow Jones Industrial AverageSM (Bloomberg ticker symbol “INDU<Index>”)
Aggregate principal amount:	$1,940,500
Stated principal amount:	$10 per note
Initial issue price:	$10 per note (see “Commissions and initial issue price” below)
Pricing date:	January 30, 2015
Original issue date:	February 4, 2015 (3 business days after the pricing date)
Valuation date†:	July 29, 2022, subject to postponement
Maturity date†:	August 3, 2022, subject to postponement
Interest:	None
Payment at maturity (per note):
The lesser of (a) $10 + supplemental redemption amount, if any, and (b) the maximum payment at maturity
In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity.  Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC, and is not guaranteed by any third party.

Maximum payment at maturity:	$16.10 per note (161% of the stated principal amount).
Minimum payment at maturity:	$10.00 per note (100% of the stated principal amount)
Supplemental redemption amount:
(i) $10 times (ii) the underlier return times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 and will be limited by the maximum payment at maturity.

Participation rate:	100%
Underlier return:	(final underlier value – initial underlier value) / initial underlier value
Initial underlier value:	17,164.95, which is the closing level of the underlier on the pricing date
Final underlier value:	The closing level of the underlier on the valuation date
Closing level:
On any scheduled trading day, the closing level of the underlier as published at the regular weekday close of trading on that scheduled trading day as displayed on the Bloomberg Professional® service page as set forth under “Underlier” above or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing level will be based on the alternate calculation of the underlier as described in “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-98 of the accompanying prospectus supplement.

CUSIP / ISIN:	06740D558 / US06740D5582
Listing:	We do not intend to list the notes on any securities exchange.
Selected dealer:	Morgan Stanley Wealth Management (“MSWM”)
Commissions and initial issue price:	Initial issue price(1)	Price to public(1)	Agent’s commissions	Proceeds to issuer
Per note	$10	$10	$0.30(2) $0.05(3)	$9.65
Total	$1,940,500.00	$1,940,500.00	$67,917.50	$1,872,582.50
(1)
Our estimated value of the notes on the pricing date, based on our internal pricing models, is $9.581 per note. The estimated value is less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page 2 of this document.

(2)
Morgan Stanley Wealth Management and its financial advisors will collectively receive from the agent, Barclays Capital Inc., a fixed sales commission of $0.30 for each note they sell. See “Supplemental Plan of Distribution” in this document.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each note.
† The maturity date and valuation date are subject to postponement.  See “Additional Information about the Notes—Additional provisions—Postponement of maturity date,” “Additional Information about the Notes —Additional provisions—Postponement of valuation date” and “Additional Information about the Notes—Additional provisions—Market disruption events and adjustments.”
One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the notes and hold such notes for investment for a period of at least 30 days.  Accordingly, the total principal amount of the notes may include a portion that was not purchased by investors on the original issue date.  Any unsold portion held by our affiliate(s) may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market.  Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.
Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 7 of this document and on page S-6 of the prospectus supplement. You should read this document together with the related prospectus, prospectus supplement and index supplement, each of which can be accessed via the hyperlinks below, before you make an investment decision.
The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this document is truthful or complete. Any representation to the contrary is a criminal offense.
We may use this document in the initial sale of the notes. In addition, Barclays Capital Inc. or another of our affiliates may use this document in market resale transactions in any of the notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this document is being used in a market resale transaction.
The notes constitute our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.
Prospectus dated July 19, 2013	Prospectus Supplement dated July 19, 2013	Index Supplement dated July 19, 2013

Barclays Capital Inc.

Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

Additional Terms of the Notes
You should read this document together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which the notes are a part. This document, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Index supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this document, “we,” “us” and “our” refer to Barclays Bank PLC.

In connection with this offering, Morgan Stanley Wealth Management is acting in its capacity as a selected dealer.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the pricing date is less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

Our estimated value on the pricing date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately three months after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Risk Factors” beginning on page 7 of this document.

January 2015	Page 2

Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

Investment Summary

Market-Linked Notes

The Market-Linked Notes due August 3, 2022 Based on the Value of the Dow Jones Industrial AverageSM, which we refer to as the notes, offer 100% participation in the positive performance of the underlier, subject to the maximum payment at maturity.  The notes provide investors:

¡	an opportunity to gain exposure to the Dow Jones Industrial AverageSM

¡	the repayment of principal at maturity

¡	100% participation in any appreciation of the underlier over the term of the notes, subject to the maximum payment at maturity of $16.10 per note (161% of the stated principal amount)

¡	no exposure to any decline of the underlier

If the final underlier value is less than or equal to the initial underlier value, the payment at maturity per note will be the stated principal amount of $10.  Any payment on the notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

Maturity:	Approximately 7.5 years
Participation rate:	100%
Maximum payment at maturity:	$16.10 per note (161% of the stated principal amount)
Minimum payment at maturity:	$10.00 per note (100% of the stated principal amount)
Interest:	None

Key Investment Rationale

Market-Linked Notes offer exposure to the performance of the underlier and provide for the repayment of the principal amount at maturity.

Upside Scenario
The final underlier value is greater than the initial underlier value.  In this case, at maturity, the notes pay the stated principal amount of $10 plus 100% of the underlier return, subject to the maximum payment at maturity of $16.10 per note (161% of the stated principal amount).

Par Scenario	The final underlier value is less than or equal to the initial underlier value. In this case, at maturity, the notes pay the stated principal amount of $10 per note.

January 2015	Page 3

Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

How the Notes Work
Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes based on the following terms:

Stated principal amount:	$10 per note
Participation rate:	100%
Maximum payment at maturity:	$16.10 per note (161% of the stated principal amount)
Minimum payment at maturity:	$10.00 per note (100% of the stated principal amount)

Payoff Diagram

Scenario Analysis

▪
Upside Scenario. If the final underlier value is greater than the initial underlier value, at maturity investors will receive the $10 stated principal amount plus 100% of the appreciation of the underlier from the initial underlier value to the final underlier value, subject to the maximum payment at maturity.  Under the terms of the notes, investors will realize the maximum payment at maturity at a final underlier value of 161% of the initial underlier value.

▪	For example, if the underlier appreciates by 10%, at maturity investors would receive a 10% return, or $11.00 per note.

▪	If the underlier appreciates by 120%, investors would receive only the maximum payment at maturity of $16.10 per note, or 161% of the stated principal amount.

▪	Par Scenario. If the final underlier value is less than or equal to the initial underlier value, at maturity investors will receive the stated principal amount of $10 per notes.

▪	For example, if the underlier depreciates 5%, at maturity investors would receive $10.00 per note.

January 2015	Page 4

Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and hypothetical total return at maturity on the notes.  The “total return” as used in this document is the number, expressed as a percentage, that results from comparing the payment at maturity per $10 stated principal amount to $10.00.  The table and examples set forth below assume a hypothetical initial underlier value of 100.00 and reflect the maximum payment at maturity of $16.10 per note (161% of the stated principal amount), the minimum payment at maturity of $10.00 per note (100.00% of the stated principal amount) and the participation rate of 100%.  The hypothetical initial underlier value of 100.00 has been chosen for illustrative purposes only and does not represent the actual initial underlier value.  Please see “Dow Jones Industrial AverageSM Overview” below for recent actual values of the underlier.  The actual initial underlier value is set forth on the cover of this document.  Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The table and examples below do not take into account any tax consequences from investing in the notes.

Final underlier value	Underlier return	Payment at maturity	Total return on notes
200.00	100.00%	$16.10	61.00%
190.00	90.00%	$16.10	61.00%
180.00	80.00%	$16.10	61.00%
170.00	70.00%	$16.10	61.00%
161.00	61.00%	$16.10	61.00%
160.00	60.00%	$16.00	60.00%
150.00	50.00%	$15.00	50.00%
140.00	40.00%	$14.00	40.00%
130.00	30.00%	$13.00	30.00%
120.00	20.00%	$12.00	20.00%
110.00	10.00%	$11.00	10.00%
105.00	5.00%	$10.50	5.00%
100.00	0.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
80.00	-20.00%	$10.00	0.00%
70.00	-30.00%	$10.00	0.00%
60.00	-40.00%	$10.00	0.00%
50.00	-50.00%	$10.00	0.00%
40.00	-60.00%	$10.00	0.00%
30.00	-70.00%	$10.00	0.00%
20.00	-80.00%	$10.00	0.00%
10.00	-90.00%	$10.00	0.00%
0.00	-100.00%	$10.00	0.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The value of the underlier increases from the initial underlier value of 100.00 to a final underlier value of 180.00.

Because the final underlier value is greater than the initial underlier value but $10 + the supplemental redemption amount is greater than the maximum payment at maturity, the investor receives the maximum payment at maturity of $16.10 per $10.00 stated principal amount.

The total return on the notes is 61.00% (reflecting the maximum payment at maturity).

January 2015	Page 5

Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

Example 2: The value of the underlier increases from the initial underlier value of 100.00 to a final underlier value of 120.00.

Because the final underlier value is greater than the initial underlier value, $10 + the supplemental redemption amount is less than the maximum payment at maturity and the underlier return is 20%, the investor receives a payment at maturity of $12.00 per $10.00 stated principal amount calculated as follows:

$10 + supplemental redemption amount
$10 + ($10 × underlier return × participation rate)
$10 + ($10 × 20% × 100%) = $12.00
The total return on the notes is 20.00%.

Example 3: The value of the underlier decreases from the initial underlier value of 100.00 to a final underlier value of 50.00.

Because the final underlier value is less than the initial underlier value, the supplemental redemption amount is equal to $0 and the investor receives the minimum payment at maturity of $10.00 per $10.00 stated principal amount.

The total return on the notes is 0.00% (reflecting the minimum payment at maturity).

January 2015	Page 6

Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

Risk Factors

An investment in the notes involves significant risks.  We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.  Investing in the notes is not equivalent to investing directly in the underlier or any of the securities composing the underlier.  The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the prospectus supplement and in the index supplement, including the risk factors discussed under the following headings:

o	“Risk Factors—Risks Relating to All Securities”;

o	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;

o	“Risk Factors—Additional Risks Relating to Notes Which Are Characterized as Benefitting From Full Principal Protection”;

o	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; and

o
“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

¡
The notes do not pay interest and may not pay more than the stated principal amount.  If the underlier return is less than or equal to 0%, you will receive only the stated principal amount of $10 for each note you hold at maturity.  As the notes do not pay any interest, if the underlier does not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlier.

¡
The appreciation potential of the notes is limited by the maximum payment at maturity.  The appreciation potential of the notes is limited by the maximum payment at maturity of $16.10 per note (161% of the stated principal amount).   Because the payment at maturity will be limited to 161% of the stated principal amount for the notes, any increase in the final underlier value as compared to the initial underlier value by more than 61% of the initial underlier value will not further increase the return on the notes.

¡
Credit of issuer. The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

¡
Owning the notes is not equivalent to owning the securities composing the underlier.  The return on your notes may not reflect the return you would realize if you actually owned the securities composing the underlier.  For example, as a holder of the notes, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the securities composing the underlier.

¡
The notes will not be listed on any securities exchange, and secondary trading may be limited.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the notes in the secondary market but are not required to do so and may cease any such market making activities at any time, without notice.  Even if a secondary market develops, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price, if any, at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes.  In addition, Barclays Capital Inc. or one or more of our other affiliates may at any time hold an unsold portion of the notes (as described on the cover page of this document), which may inhibit the development of a secondary market for the notes.  The notes are not designed to be short-term trading instruments  Accordingly, you should be willing and able to hold your notes to maturity.

January 2015	Page 7

Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

¡
Potential conflicts. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent has determined the initial underlier value, will determine the final underlier value and will calculate the amount of cash you will receive at maturity.  Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final underlier value in the event of a discontinuance of the underlier, may adversely affect the payment to you at maturity.

¡
Suitability of the notes for investment. You should reach a decision to invest in the notes after carefully considering, with your advisors, the suitability of the notes in light of your investment objectives and the specific information set out in this document, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the notes for investment.

¡
The payment at maturity on the notes is not based on the value of the underlier at any time other than the valuation date.  The payment at maturity is not based on the value of the underlier at any time other than on the valuation date and will be based solely on the final underlier value as compared to the initial underlier value.  Therefore, the payment at maturity that you will receive for your notes may be significantly less than if the payment at maturity were linked to the value of the underlier at any time other than the valuation date.

¡
Adjustments to the underlier could adversely affect the value of the notes.  The underlier publisher may discontinue or suspend calculation or publication of the underlier at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlier and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

¡
Hedging and trading activity by the issuer and its affiliates could potentially adversely affect the value of the notes.  The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the notes on or prior to the pricing date and prior to maturity could adversely affect the value of the underlier and, as a result, could decrease the amount an investor may receive on the notes at maturity.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial underlier value and, therefore, the value above which the underlier must close on the valuation date so that the investor receives a positive return on their initial investment in the notes.  Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could potentially affect the value of the underlier on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

¡
The market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase or sell the notes in the secondary market.  Although we expect that generally the closing level of the underlier on any day will affect the value of the notes more than any other single factor, other factors that may influence the value of the notes include:

o	the value and volatility (frequency and magnitude of changes in value) of the underlier;

o	dividend rates on the securities composing the underlier;

o	interest and yield rates in the market;

o	time remaining until the notes mature;

o	supply and demand for the notes;

o	geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the securities composing the underlier and that may affect the final underlier value; and

o	any actual or anticipated changes to our credit ratings or credit spreads.

The value of the underlier may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “Dow Jones Industrial AverageSM Overview” below.  You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

¡
The estimated value of your notes is lower than the initial issue price of your notes. The estimated value of your notes on the pricing date is lower than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc.

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Market-Linked Notes due August 3, 2022
Based on the Value of the Dow Jones Industrial AverageSM

or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

¡
The estimated value of your notes might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market. The estimated value of your notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

¡
The estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions. The estimated value of your notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

¡
The estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your notes and may be lower than the estimated value of your notes. The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

¡
The temporary price at which we may initially buy the notes in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your notes. Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the pricing date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

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We and our affiliates may engage in various activities or make determinations that could materially affect your notes in various ways and create conflicts of interest. We and our affiliates establish the offering price of the notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include notes, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value

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of the notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

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Dow Jones Industrial AverageSM Overview

The Dow Jones Industrial AverageSM is a price-weighted index consisting of 30 common stocks. The information on the underlier provided in this document should be read together with the discussion under the heading “Non—Proprietary Indices—Equity Indices— Dow Jones Industrial AverageSM” in the accompanying index supplement.

Information about the underlier as of market close on January 30, 2015:

Bloomberg Ticker Symbol:	INDU	52 Week High:	18,053.71
Current Closing Level:	17,164.95	52 Week Low:	15,372.80
52 Weeks Ago (1/31/2014):	15,698.85

The following table sets forth the published high, low and period-end closing levels of the underlier for each quarter for the period of January 2, 2008 through January 30, 2015. The associated graph shows the closing levels of the underlier for each day in the same period. The closing level of the underlier on January 30, 2015 was 17,164.95.  We obtained the closing levels below from Bloomberg, L.P., without independent verification.  Historical performance of the underlier should not be taken as an indication of future performance.  Future performance of the underlier may differ significantly from historical performance, and no assurance can be given as to the closing level of the underlier during the term of the notes, including on the valuation date.  We cannot give you assurance that the performance of the underlier will result in the return of any of your initial investment.

Dow Jones Industrial AverageSM	High	Low	Period End
2008
First Quarter	13,056.72	11,740.15	12,262.89
Second Quarter	13,058.20	11,346.51	11,350.01
Third Quarter	11,782.35	10,365.45	10,850.66
Fourth Quarter	10,831.07	7,552.29	8,776.39
2009
First Quarter	9,034.69	6,547.05	7,608.92
Second Quarter	8,799.26	7,761.60	8,447.00
Third Quarter	9,829.87	8,146.52	9,712.28
Fourth Quarter	10,548.51	9,487.67	10,428.05
2010
First Quarter	10,907.42	9,908.39	10,856.63
Second Quarter	11,205.03	9,774.02	9,774.02
Third Quarter	10,860.26	9,686.48	10,788.05
Fourth Quarter	11,585.38	10,751.27	11,577.51
2011
First Quarter	12,391.25	11,613.30	12,319.73
Second Quarter	12,810.54	11,897.27	12,414.34
Third Quarter	12,724.41	10,719.94	10,913.38
Fourth Quarter	12,294.00	10,655.30	12,217.56
2012
First Quarter	13,252.76	12,359.92	13,212.04
Second Quarter	13,279.32	12,101.46	12,880.09
Third Quarter	13,596.93	12,573.27	13,437.13
Fourth Quarter	13,610.15	12,542.38	13,104.14
2013
First Quarter	14,578.54	13,328.85	14,578.54
Second Quarter	15,409.39	14,537.14	14,909.60
Third Quarter	15,676.94	14,776.13	15,129.67
Fourth Quarter	16,576.66	14,776.53	16,576.66

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2014
First Quarter	16,530.94	15,372.80	16,457.66
Second Quarter	16,947.08	16,026.75	16,826.60
Third Quarter	17,279.74	16,368.27	17,042.90
Fourth Quarter	18,053.71	16,117.24	17,823.07
2015
First Quarter (through January 30, 2015)	17,907.87	17,164.95	17,164.95

Underlier Historical Performance— January 2, 2008 to January 30, 2015

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Additional Information about the Notes

Please read this information in conjunction with the terms on the front cover of this document.

Additional provisions:
Postponement of maturity date:
The maturity date will be postponed if the valuation date is postponed due to the occurrence or continuance of a market disruption event on the valuation date. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled valuation date. See “Terms of the Notes—Maturity Date” in the accompanying prospectus supplement and “Market disruption events and adjustments” below.

Postponement of valuation date:
The valuation date may be postponed due to the occurrence or continuance of a market disruption event on such date.  See “Market disruption events and adjustments” below.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the valuation date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date.

Market disruption events and adjustments:
For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.
For a description of adjustments that may affect the underlier, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.

Minimum ticketing size:	$1,000 / 100 notes
Denominations:	$10 and integral multiples thereof
Tax considerations:
You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement.  In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the notes prior to maturity.  Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by requesting them from the Director of Structuring, Investor Solutions Americas, at (212) 528-7198.  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual supplemental redemption amount that we will pay on the notes, if any.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Non-U.S. Holders
We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the supplemental redemption amount on the notes, although the Internal Revenue Service could challenge this position.  However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.  If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Non-U.S. holders should also note that recently proposed Treasury regulations could impose a 30% (or lower treaty rate) withholding tax on amounts paid or deemed paid after December 31, 2015 that are treated as attributable to U.S.-source dividends on equities underlying financial instruments such as the notes.  While it is not clear whether or in what form these regulations will be finalized, under recent Treasury guidance, these regulations would not apply to the notes.  Non-U.S. holders should consult their tax advisors regarding the potential application of these proposed regulations.

Trustee:	The Bank of New York Mellon
Calculation agent:	Barclays Bank PLC
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for various corporate purposes as set forth in the prospectus and prospectus supplement and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

We, through our subsidiaries or others, hedge our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the underlier and any other notes or instruments we may wish to use in connection with such hedging. Trading and other transactions by us or our affiliates could affect the value of the underlier, the market value of the notes or any amounts payable on the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement.

ERISA:	See “Employee Retirement Income Security Act” starting on page S-120 in the accompanying prospectus supplement.
Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the notes offered by this document have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 20, 2014, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 20, 2014, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and

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enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 20, 2014, which has been filed as an exhibit to the report on Form 6-K referred to above.

Contact:
Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This document represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus, prospectus supplement and index supplement for this offering, which can be accessed via the hyperlinks on the front page of this document.

Supplemental Plan of Distribution

Notwithstanding anything to the contrary in “Plan of Distribution—Initial Offering and Issue of Securities” in the accompanying prospectus, Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and its financial advisors will collectively receive from the agent, Barclays Capital Inc., a fixed sales commission of $0.30 for each note they sell.  In addition, Morgan Stanley Wealth Management will receive a structuring fee of $0.05 for each note.

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